January 6, 2016

Via Email and EDGAR

Jaime G. John, Branch Chief
Mark Rakip, Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:    Resource Real Estate Opportunity REIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File no.: 0-54369

Dear Ms. John and Mr. Rakip:

We are writing this letter in response to the comment letter from Jaime G. John, Branch Chief, dated December 24, 2015, regarding the Form 10-K of Resource Real Estate Opportunity REIT, Inc. (the “Company”) for the year ended December 31, 2014.

For your convenience, we have reproduced the comments below along with Company’s responses.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters…
Distribution Information, Page 40

1.    We note your table on page 41 that discloses the sources of distributions paid includes amounts paid from dispositions and debt financings in the aggregate. In future Exchange Act periodic reports, to the extent there is any shortfall between distributions paid, including any amounts reinvested through the DRIP, and cash flow from operations or earnings, please separately quantify the source of any shortfall. Please further revise to specify the percentage coverage in your risk factor on page 8 related to dividend coverage.

In future Exchange Act periodic reports, to the extent there is any shortfall between distributions paid, including amounts reinvested through the DRIP, and cash flow from operations and earnings, we will separately quantify the source of the shortfall. We will also specify the percentage coverage in the risk factors related to dividend coverage.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, Modified Funds from Operations and Adjusted Funds from Operations, page 51

2.    We note that your calculation of FFO, and therefore your calculations of MFFO and AFFO, begin with Net loss attributable to common stockholders. In future periodic filings, please revise your presentation to clearly label the non-GAAP measure as “FFO attributable to common stockholders” or advise why such label is not appropriate. Also make similar revisions to properly label MFFO and AFFO.

In future Exchange Act periodic reports, we will revise our presentation to clearly label the non-GAAP measure as “FFO attributable to common stockholders, “MFFO attributable to common stockholders” and “AFFO attributable to common stockholders.”

Form 8-K filed June 9, 2015

3.    In future filings, please consider supplementing your disclosure regarding your NAV calculation to include an analysis of the relationship between the aggregate purchase price of your properties, as adjusted for related capital expenditures, and the value assigned to your properties.

In future Exchange Act periodic reports, we will supplement the disclosure regarding the NAV calculation to include an analysis of the relationship between the aggregate purchase price of our properties, as adjusted for related capital expenditures, and the value assigned to our properties.

    The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (215) 717-3370.

Sincerely,

/s/ Steven R. Saltzman
Steven R. Saltzman